UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2024

Commission File Number: 001-40876

IHS Holding Limited

(Translation of registrant’s name into English)

1 Cathedral Piazza

123 Victoria Street

London SW1E 5BP

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On January 16, 2024, IHS Holding Limited (the “Company”) issued a press release, a copy of which is furnished as Exhibit 99.1 to this Report on Form 6-K, announcing entry into a settlement agreement with Wendel Group in relation to ongoing litigation and agreement on certain corporate governance matters.

Exhibit Index

Exhibit No.	Description
99.1	Press Release, dated January 16, 2024, Announcing Agreement on Certain Corporate Governance Matters

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

IHS Holding Limited

Date: January 16, 2024	By:	/s/ Steve Howden
Steve Howden
Executive Vice President and Chief Financial Officer